SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                            (Amendment No. 7 )


             Morgan Stanley Global Opportunity Bond Fund Inc.
             ------------------------------------------------
                             (Name of Issuer)


                               Common Stock
             -------------------------------------------------
                      (Title of class of securities)


                                 61744R103
             -------------------------------------------------
                              (CUSIP number)

                                John Webley
                        Bahnhofstrasse 92/3rd Floor
                        CH-8023 Zurich/Switzerland
                             011-411-220-9111
            --------------------------------------------------
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                               June 2, 1995
            --------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box [ ] if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.
See Rule 13d-1 (a) for other parties to whom copies are to be sent.


                      (Continued on following pages)

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                                    13D

     CUSIP No. 61744R103                               PAGE 2 OF 8 PAGES

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Bank Morgan Stanley AG

2.   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  [ ]
                                                  (b)  [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*
          00



5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)                              [ ]
          Inapplicable


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Zurich, Switzerland


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER
               0


     8.   SHARED VOTING POWER
               810,370


     9.   SOLE DISPOSITIVE POWER
               0


     10.  SHARED DISPOSITIVE POWER
               810,370


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          810,370


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Inapplicable


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          19.62%


14.  TYPE OF REPORTING PERSON*
          BK, CO



                  * SEE INSTRUCTIONS BEFORE FILLING OUT !

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CUSIP NO. 61744R103                                    PAGE 3 OF 8 PAGES

Item 1.   Security and Issuer
          -------------------

          This Schedule 13D relates to shares of common stock (the "Shares") of the Morgan Stanley Global Opportunity Bond Fund, Inc. ("GOBF"). The principal executive offices of GOBF are located at 1221 Avenue of the Americas, New York, New York, 10020

Item 2.   Identity and Background
          -----------------------

(a) This Schedule 13D is being filed by Bank Morgan Stanley AG (the "Filing Person"). Except to the extent set forth in the body of this Schedule 13D, information relating to the executive officers and directors of the Filing Person is set forth in Exhibit 1 to this Schedule 13D.

(b)       The business address of the Filing Person is:
          Bahnhofstrasse  92/3rd floor
          CH-8023 Zurich/Switzerland

(c) The Filing Person is a corporation that is a fully licensed bank under the Laws of Switzerland, and is engaged in, among other things, the management of accounts on a discretionary basis for its clients.

(d) During the past five years, neither the Filing Person nor any of its executive officers or directors has been convicted in a criminal proceeding.

(e) During the past five years, neither the Filing Person nor any of its executive officers or directors has been a party to a civil proceeding as a result of which any such person is subject to a judgement, decree or final order enjoining either from or mandating activities subject to federal or state securities laws, or finding any such person in violation of such laws.

(f)       The Filing Person is organized under the laws of Switzerland.


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          The source of funds for the purchases of the Shares made by the Filing Person was funds of the Filing Person's clients that are managed by the Filing Person pursuant to discretionary authority.

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CUSIP NO. 61744R103                                    PAGE 4 OF 8 PAGES


Item 4.   Purpose of Transaction
          ----------------------

          The acquisitions by the Filing Person were made in the ordinary course of its business as investment manager for its clients, and not for the purpose of effecting any of the transactions listed in paragraphs a through j of this item. The Filing Person may from time to time purchase additional shares or sell shares on behalf of its clients.

Item 5.   Interest In Securities of the Issuer
          ------------------------------------

(a) As of the close of business on June 2, 1995, the Filing Person, for purposes of Section 13(d) and the rules and regulations thereunder, may be deemed to beneficially own 810,370 Shares in the accounts of its clients, constituting in the aggregate approximately 19.62 % of the common shares outstanding.

          To the best of the Filing Person's knowledge, none of the executive officers or directors of the Filing Person beneficially owns any shares.

(b) Number of such Shares held by the Filing Person for which there is sole power to vote or to direct the vote: 0 , shared power to vote or to direct the vote: 810,370 sole power to dispose or to direct the disposition: 0 , shared power to dispose or to direct the disposition: 810,370

(c)       Inapplicable

(d) The individual account owners are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. No such account holds more than 5 percent of the class.

(e)       Inapplicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          -------------------------------------------------------------

          The Filing Person is not a party to any contract, arrangment, understanding, or relationship with respect to the Shares except to the extent that any of its clients may, at any time, revoke the Filing Person's discretionary authority; any such revocation would cause the Filing Person to no longer be deemed to beneficially own the relevant shares.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

Exhibit 1 - Executive Officers and Directors of the Filing Person

Exhibit 2 - Transactions Effected in the Past Sixty Days


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CUSIP NO. 61744R103                                    PAGE 5 OF 8 PAGES

          SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date       June 16, 1995
           -----------------------------------------------------------

Signature  /s/ John Webley
           -----------------------------------------------------------

Name/Title John Webley / Executive Director
           -----------------------------------------------------------
          Bank Morgan Stanley AG

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CUSIP NO. 61744R103                                    PAGE 6 OF 8 PAGES



                             INDEX TO EXHIBITS


Exhibit 1 - Bank Morgan Stanley AG Executive Officers and Directors
- ---------

Exhibit 2 - Transactions Effected in the Past Sixty Days
- ---------

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